ECASH, INC.
  28 Baiting Place Road
Farmingdale, New York 11735

September 21, 2006

VIA EDGAR CORRESPONDENCE FILE
United States Securities and Exchange Commission
Washington, D.C. 20549
Division of Corporation Finance
Attn: Ryan Rohn, Staff Accountant

Re: ECash, Inc.—Form 8-K
Filed September 14, 2006—File No. 000-29447

Dear Mr. Rohn:

I am replying on behalf of ECash, Inc. (“ECAS” or the “Company”) to your letter dated September 15, 2006 to me as President and CEO of the Company.

This letter is filed as part of an amended Form 8-K for September 14, 2006 of the Company to which there is also attached the revised consent of the former accountant for the Company, George Brenner, CPA.

As requested in your letter and on behalf of the Company, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 8-K filing.
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Richard Schaefer
Richard Schaefer,
President and CEO